

March 28, 2011

Via E-Mail: azgcapital@si.rr.com

Mr. Alan Benjamin
Chief Executive Officer
SMG Indium Resources Ltd.
41 University Drive, Suite 400
Newtown, PA 18940

Re: SMG Indium Resources Ltd.
       Amendment No. 5 to Registration Statement on Form S-1
       Filed March 10, 2011
       File No. 333-165930

Dear Mr. Benjamin:

We have reviewed your response letter dated March 10, 2011, and your amended filing, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Business, page 47

1. You provide revised disclosure at page 55 which indicates that Japan was the second largest indium producing country in the world in 2010. At page 61, you provide new disclosure which indicates in part that "indium consumption in Japan (the leading global

consumer of indium) was expected to increase by 20% in 2010 from that of 2009." As you know, recent events in Japan including those which resulted from the earthquake and tsunami on March 11, 2011, have had substantial repercussions for Japan and its economy. Please revise the Risk Factors, MD&A, and Business sections of your prospectus to provide current disclosure regarding any potential material effects that could result, directly or indirectly, from those recent developments. For example, discuss the potential impact on your business plan, particularly insofar as it appears to be linked at least in part to the world supply of and demand for indium. In the alternative, explain to us why you do not believe that the developments in Japan have had or will have any material impact on your business or business plan.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director